TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
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www.troutmansanders.com
TELEPHONE: 404-885-3000
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January 31, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 21, 2007
File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in connection with the filing of Amendment No. 4 to Registration Statement on Form SB-2 (the “Registration Statement”) by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide this letter on its behalf. The terms “we,” “us,” and “our” refer to the Company. We are also sending the following documents to you via hand delivery:

1.	Four copies of this letter;

2.	Four clean copies of Amendment No. 4; and

3.	Four copies of Amendment No. 4 marked to show changes from Amendment No. 3 to Registration Statement filed on December 21, 2007.

In accordance with our conversation with the Office of Chief Counsel of the Division of Corporation Finance on January 15, 2008, we have reduced the number of shares of common stock being registered on the Registration Statement to 2,903,213 shares. It is our understanding that this will serve to resolve the comments issued by the Staff regarding Rule 415.

Please also note that Amendment No. 4 includes the changes to the Company’s financial statements that were referenced in our letters dated January 24, 2008 and January 29, 2008.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
January 31, 2008

We appreciate the assistance the Staff has provided in connection with the Registration Statement. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours,

/s/ Paul Davis Fancher

Paul Davis Fancher
cc:	Kuang Yuandong
Wuhan General Group (China), Inc.
Henry Rothman, Esq.
Troutman Sanders LLP
Marlon Starr, Esq.
Troutman Sanders LLP
Samuel H. Wong
Samuel H. Wong & Co., LLP
Patrick Wong
Samuel H. Wong & Co., LLP